SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No     ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: July 14, 2008	By	/s/ S.J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number
1.1	2007 Annual Report
1.2	2008 Annual General Meeting Proxy Statement
1.3	2008 Letter to Our Shareholders

Exhibit 1.1

Our annual report on Form 20-F for the year ended December 31, 2007, filed on June 6, 2008 with the U.S. Securities and Exchange Commission, to the extent the information in that report has not been updated or superseded, is hereby incorporated by reference.

Exhibit 1.2

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

July 14, 2008

Dear Shareholder:

You are cordially invited to attend the 2008 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. We will hold the meeting on August 29, 2008 at 2:00 p.m., Taipei time, at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China. We hope that you will be able to attend.

Enclosed you will find a notice setting forth the business expected to come before the Annual General Meeting, our Proxy Statement, a form of proxy card and a copy of our 2007 Annual Report. At this year’s Annual General Meeting, the agenda includes proposals relating to the election of directors, reappointment of our independent auditors to hold that office until the next annual general meeting and amendments to our Bye-Laws.

Our Board of Directors recommends that you vote FOR each of these proposals.

Your vote is very important to us. Whether or not you plan to attend the Annual General Meeting in person, your shares should be represented and voted. After reading the enclosed Proxy Statement, please complete, sign, date and promptly return the proxy card in the self-addressed envelope that we have included for your convenience. You may choose to send in a proxy via the internet in lieu of mailing in your proxy card by following the procedures provided on your proxy card. Submitting the proxy either by mail or via the internet before the Annual General Meeting will not preclude you from voting in person at the Annual General Meeting should you decide to attend.

Sincerely,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

Notice of 2008 Annual General Meeting of Shareholders

July 14, 2008

The 2008 Annual General Meeting of Shareholders of ChipMOS TECHNOLOGIES (Bermuda) LTD. (the “Company”) will be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 29, 2008, at 2:00 p.m., Taipei time, for the following purposes:

1.	to receive the financial statements for the fiscal year ended December 31, 2007 and the auditors’ report thereon;

2.	to elect to our Board of Directors for three-year terms Messrs. Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou as directors;

3.	to reappoint our independent auditors to hold office until the next annual general meeting;

4.	to amend our Bye-Laws; and

5.	to transact such other business as may properly come before the Annual General Meeting.

Additional information regarding the matters to be acted on at the Annual General Meeting can be found in the accompanying Proxy Statement. All holders of record of the Company’s common shares, par value US$0.01 per share (the “Common Shares”) on June 27, 2008 will be entitled to attend and vote at the Annual General Meeting. This notice of 2008 Annual General Meeting of Shareholders, the Proxy Statement, a form of proxy card and a copy of the Company’s 2007 Annual Report have been sent on or about July 14, 2008 to all holders of record of the Common Shares at the close of business on June 27, 2008, New York time. This notice of 2008 Annual General Meeting of Shareholders, the Proxy Statement and a copy of the Company’s 2007 Annual Report are also available through our website at http://www.chipmos.com.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary
Hsinchu, Taiwan

PLEASE MARK, SIGN, DATE AND PROMPTLY RETURN THE PROXY CARD IN THE ENCLOSED ENVELOPE SO IT IS RECEIVED NO LATER THAN AUGUST 27, 2008, 11:59 P.M., NEW YORK TIME (AUGUST 28, 2008, 11:59 A.M., TAIPEI TIME). ALTERNATIVELY, PLEASE SUBMIT YOUR PROXY VIA THE INTERNET AS PROVIDED ON THE PROXY CARD NO LATER THAN AUGUST 27, 2008, 11:59 P.M., NEW YORK TIME (AUGUST 28, 2008, 11:59 A.M., TAIPEI TIME).

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

August 29, 2008

INTRODUCTION

This Proxy Statement is furnished in connection with a solicitation of proxies by the Board of Directors of ChipMOS TECHNOLOGIES (Bermuda) LTD., a company incorporated under the laws of Bermuda (the “Company”), to be used at the 2008 Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, on August 29, 2008, at 2:00 p.m., Taipei time, and at any adjournments or postponements of the Annual General Meeting. The approximate date on which this Proxy Statement and the accompanying form of proxy card are first being sent to shareholders is July 14, 2008.

The Board of Directors has established June 27, 2008 (the “Record Date”) as the date used to determine those record holders and beneficial owners of the Company’s common shares, par value US$0.01 per share (the “Common Shares”) to whom the notice of 2008 Annual General Meeting will be sent. On the Record Date, there were 83,873,212 Common Shares outstanding.

If you properly cast your vote by executing and returning the enclosed proxy card or following the appropriate procedures for submitting your proxy via the internet and your proxy is not subsequently revoked, your vote will be voted in accordance with your instructions. If you execute and return the enclosed proxy card, or submit your proxy via the internet, but do not give instructions as to how to vote, your proxy will be voted FOR each proposal described in this Proxy Statement and otherwise in accordance with the judgment of the person or persons voting the proxy on any other matter properly brought before the Annual General Meeting.

A shareholder executing a proxy may revoke it before it is exercised by giving written notice revoking the proxy to the Secretary of the Company, by subsequently filing another proxy bearing a later date or by attending the Annual General Meeting and voting in person. A vote cast in accordance with the instructions of a proxy shall be valid notwithstanding (i) the death or unsoundness of mind, subsequent to the execution of the proxy but prior to the Annual General Meeting, of the shareholder who executes the proxy, or (ii) revocation of the proxy, if no written instrument setting forth such death, insanity or revocation shall have been received by the Company at its office as specified in the Notice of 2008 Annual General Meeting of Shareholders no later than one hour prior to the commencement of the Annual General Meeting or any adjournments or postponements of the Annual General Meeting. Attending the Annual General Meeting without further action will not automatically revoke your proxy.

Quorum and Voting Requirements

Two shareholders present in person or by proxy and holding Common Shares representing in the aggregate at least 50% of the total voting rights of all shareholders that have the right to vote at the Annual General Meeting and are entitled to vote, will constitute a quorum for the transaction of business at the Annual General Meeting.

The affirmative vote of the holders of a majority of the outstanding Common Shares present in person or by proxy and entitled to vote at the Annual General Meeting is required to approve all proposals.

In accordance with Bermuda law, a shareholder who abstains from voting on any or all proposals will be included in the number of shareholders present at the meeting for the purpose of determining the presence of a quorum. Abstentions and broker non-votes (i.e. Common Shares held by a bank, broker or nominee which are represented at the meeting but with respect to which the bank, broker or nominee is not empowered to vote on a particular proposal) will not be counted either in favor of or against the proposals.

BNY Mellon Shareowner Services will tabulate votes cast by proxy either by mail or via the internet for the Annual General Meeting and a representative of BNY Mellon Shareowner Services will tabulate votes cast in person at the Annual General Meeting.

Expenses of Solicitation

The Company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the Annual General Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers or employees of the Company or its affiliates telephonically, electronically or by other means of communication. Directors, officers and employees will receive no additional compensation for such solicitation. The Company will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials to beneficial holders in accordance with applicable rules.

Annual Report

A copy of the Company’s 2007 Annual Report is enclosed. You may also obtain a copy without charge by writing to: ChipMOS TECHNOLOGIES (Bermuda) LTD., No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, Attn: Investor Relations. The Company’s 2007 Annual Report is also available through the website of the Company at http://www.chipmos.com. The Company’s 2007 Annual Report does not constitute proxy soliciting material.

Proposal No. 1. Election of Directors

Introduction

The Board of Directors of the Company is divided into three classes. At each annual general meeting of shareholders, a class of directors is elected for a term expiring at the annual general meeting of shareholders in the third year following the year of its election. Each director will hold office until his or her successor has been duly elected and qualified, or the director’s earlier resignation or removal.

The Board of Directors proposes the election as directors of each of the three persons named below under “Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2011” to hold office for a term ending at the annual general meeting of shareholders to be held in 2011. While the Board of Directors does not anticipate that any of the nominees will be unable to stand for election as a director at the Annual General Meeting, if that is the case, proxies will be voted in favor of such other person or persons designated by the Board of Directors.

Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2011

Messrs. Shih-Jye Cheng and Antonio R. Alvarez are currently members of the Board of Directors, and Mr. Chin-Shyh Ou was nominated by the Nominations Committee as a new member of the Board of Directors. Set forth below is information regarding the nominees, which was furnished by them for inclusion in this Proxy Statement.

Shih-Jye Cheng has served as a member of the Board of Directors and chief executive officer since the Company’s inception. He was the Company’s deputy chairman from the Company’s inception to May 2004 and became the Company’s chairman in May 2004. He has also served as a director and president of ChipMOS TECHNOLOGIES INC. since 1997, the chairman of ChipMOS TECHNOLOGIES INC. since June 2003, the chairman of ThaiLin Semiconductor Corp. since 2002. He was a director of Syntax-Brillian Corporation from November 2005 to June 2008, the chairman of ChipMOS TECHNOLOGIES (Shanghai) LTD. from 2002 to June 2005, the chairman of CHANTEK ELECTRONIC CO., LTD. from 2002 to November 2005, the chairman of ChipMOS

Logic TECHNOLOGIES INC. from January 2004 to November 2005, the chairman of Advanced Micro Chip Technology Co., Ltd. from 2003 to April 2004 and a director of Ultima Electronics Corp. from 2000 to June 2003. He was a division head of the back-end operation of Mosel Vitelic Inc. from 1992 to 1997. Mr. Cheng has a master’s degree in business administration from Saginaw Valley State University. Mr. Cheng is currently under indictment of the Taipei District Prosecutor’s Office for matters relating to the purchase by ChipMOS TECHNOLOGIES INC. and ThaiLin Semiconductor Corp. of certain repurchase notes in 2004. Although Mr. Cheng was found not guilty by the Taipei District Court on October 1, 2007, the prosecutor appealed the Taipei District Court’s decision on October 27, 2007. For more information, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 under “Item 3. — Key Information— Risk Factors — Risks Relating to Our Business — The ongoing criminal proceeding involving Mr. Shih-Jye Cheng, our Chairman and Chief Executive Officer, and Mr. Hung-Chiu Hu, our former director, could have a material adverse effect on our business and cause our stock price to decline.”

Antonio R. Alvarez has served as a member of the Board of Directors since July 2005. Mr. Alvarez has been the president and chief executive officer, and a director of Leadis Technology Inc. since November 2005. Since March 2006, he has been a member of the board of directors of Validity Sensors Inc. He was senior vice president and general manager of the memory products division of Cypress Semiconductor Corporation from 1998 to July 2005, and senior vice-president of research and development from 1991 to 2001. He holds master’s and bachelor’s degrees in electrical engineering from Georgia Institute of Technology, where he is a member of the advisory board of the Electrical Engineering Department. He is a member of the Institute for Electrical and Electronic Engineers.

Chin-Shyh Ou joined the National Chengchi University as an associate professor in 1993 and then became professor in 1997. In 1998, he joined National Chung Cheng University as a professor and the chairman of the Department of Accounting. He led the project to establish the executive MBA program and Graduate Institute of Accounting and Information Technology of National Chung Cheng University in 1999. Since June 2007, he has served as a director of ChipMOS TECHNOLOGIES INC. Mr. Ou holds several professional licenses and qualifications, including U.S. Certified Public Accountant and Certified Internal Auditor. Mr. Ou holds a master’s degree in Public Policy and Management from Carnegie Mellon University, and a Ph.D. in Business Administration (Accounting) from the University of Minnesota.

The Board of Directors recommends a vote FOR the election of each of Shih-Jye Cheng, Antonio R. Alvarez and Chin-Shyh Ou to the Board of Directors to hold office for a term ending at the annual general meeting of shareholders to be held in 2011.

Directors Continuing in Office

Set forth below is information regarding the directors of the Company continuing in office, which was furnished by them for inclusion in this Proxy Statement.

Pierre Laflamme has served as a member of the Board of Directors since February 2001, and as the Company’s deputy chairman since June 2005. Since July 2003, he has been engaged in international consultancy works and also participated in developing new residential housing concepts and projects. Since April 2007, he has served as the chairman of the board of Capital BLF Inc., a Capital Pool Company in Canada. He was the president and chief operating officer of SGF Tech Inc. from January 2000 to July 2003. Before that, he was the vice president of high technology investments of Société Générale de Financement du Québec from 1997 to 2000. He was the senior vice president of Solidarity Fund from 1996 to 1997 and a deputy minister of the Quebec Prime Minister’s Department from 1994 to 1996. Mr. Laflamme holds a bachelor’s degree in Architecture from Université de Montréal.

Chao-Jung Tsai has served as a member of the Board of Directors since November 2004. Mr. Tsai was a director of ChipMOS TECHNOLOGIES INC. from January 2001 to December 2005, as a representative of Siliconware Precision Industries Co., Ltd., where he has been a director since June 2005 and served as a supervisor from June 2002 to June 2005. He has also been a supervisor of Phoenix Precision Technology Co. Ltd. since June 2005. He was previously president of Grand Cathay Securities Co., Ltd. and assistant vice president of China Trust Commercial Bank Co., Ltd. Mr. Tsai received his bachelor’s degree in statistics from National Cheng Kung University and master’s degree in management of technology from National Chiao Tung University in Taiwan. He holds Taiwan CPA and CFA licenses.

Takaki Yamada was appointed by the Board of Directors on July 10, 2006 to fill the vacancy resulting from the death of Mr. Tadao Higashi. Mr. Yamada is currently the president of OKI Semiconductor Manufacturing Company and assistant operation officer of OKI Semiconductor Group, as well as the president of Oki (Thailand) Co., Ltd. He joined OKI Semiconductor Group after graduating from Tokyo Keizai University in Japan, where he received a bachelor’s degree in business administration. He was the vice president of OKI Semiconductor Manufacturing Company from April 2004 to March 2006, and was also the president of Silicon Manufacturing Co., Pte. Ltd. from April 2005 to March 2008.

Hsing-Ti Tuan has served as a member of the Board of Directors since August 2000. Mr. Tuan currently is the executive vice president and the deputy chairman of ProMOS Technologies Inc. Mr. Tuan has served as a director of ProMOS Technologies Inc. since 1997. He has been the president of Mosel Vitelic Corp., USA since 1994. He was the acting president of Mosel Vitelic Inc. from November 2004 to December 2005 and previously served as the executive vice president of their research and development division. He was also the vice president of Mosel Vitelic Inc. from 1992 to 1996. Mr. Tuan also serves as a director of Mosel Vitelic Inc. and SyncMOS Technology International. Mr. Tuan holds a master’s degree in electrical engineering from Utah State University and a bachelor’s degree in electrical engineering from National Cheng Kung University in Taiwan.

Yeong-Her Wang has served as a member of the Board of Directors since July 2004 and as a member of the board of directors of ChipMOS TECHNOLOGIES INC. since June 2007. He has been a professor in the Department of Electrical Engineering of National Cheng Kung University since 1992. He was also an associate dean of the College of Engineering between 1999 and 2003, chairman of the Department of Electrical Engineering between 1996 and 1999, associate director of the Department of Electrical Engineering between 1993 and 1996 and director of the Electrical Factory, College of Engineering of National Cheng Kung University between 1995 and 1996. Mr. Wang holds Ph.D., master’s and bachelor’s degrees from National Cheng Kung University in Taiwan.

Shou-Kang Chen has served as a member of the Board of Directors since June 2005. He has served as the chief financial officer and investor relations officer of the Company and head of the finance division of ChipMOS TECHNOLOGIES INC. since 2002. He was the head of the strategy development department of the Company from 2000 to 2001. He was the department head of the quality lab of ChipMOS TECHNOLOGIES INC. from 1998 to 2000. Mr. Chen holds a bachelor’s degree in mining and petroleum engineering and a master of science degree and a Ph.D. degree from the graduate school of mining, metallurgy and material science of National Cheng Kung University in Taiwan.

Board of Directors’ Meetings and Committees

Board of Directors’ Meeting

The Board of Directors held 9 meetings during the year ended December 31, 2007.

Audit Committee

Pierre Laflamme, Rong Hsu and Yeong-Her Wang are currently the members of the Audit Committee. Under the charter of the Audit Committee adopted on February 28, 2001 and amended on May 14, 2004 and December 21, 2004, the Audit Committee:

•

is directly responsible for the appointment, compensation, retention and oversight of the work of the Company’s external auditors or any other public accounting firm engaged for the purpose of preparing or issuing an audit report or to perform audit, review or attestation services;

•

oversees the Company’s accounting principles and policies, financial reporting and internal control over financial reporting, internal audit controls and procedures, financial statements and independent audits;

•

meets with management, the Company’s external auditors and, if appropriate, the head of the auditing department to discuss audited financial statements, audit reports or other communications, including, without limitation, any audit problems or difficulties relating to the Company’s financial statements, any major issues regarding accounting principles and the adequacy of the Company’s internal control over financial reporting;

•	pre-approves, or adopts appropriate procedures to pre-approve all audit and non-audit services, if any, provided to the Company by its external auditors;

•

establishes the Company’s internal complaints procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission thereof by the Company’s employees;

•	evaluates the independence of and discuss with management the timing and process for implementing the rotation of the audit partners of the outside auditors; and

•	reviews and approves all the Company’s related party transactions.

Set forth below is the report of the Audit Committee delivered with respect to the financial statements of the Company for the year ended December 31, 2007.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

AUDIT COMMITTEE REPORT

The role of the Audit Committee is to assist the Board of Directors in its oversight of (i) the Company’s accounting and financial reporting principles and policies, internal audit controls and procedures and compliance with legal and regulatory requirements; (ii) the integrity of the Company’s financial statements and the independent audit thereof; and (iii) the external auditors, including evaluating the qualifications, independence and performance of and, where deemed appropriate, the replacement of the external auditors. The function of the Audit Committee is oversight. The management of the Company is responsible for the preparation, presentation and integrity of the Company’s financial statements and for the effectiveness of internal control over financial reporting. Management and the internal auditing department are responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The external auditors are responsible for planning and carrying out a proper audit of the Company’s annual financial statements, reviewing, if requested, the Company’s interim financial statements, annually auditing management’s assessment of the effectiveness of internal control over financial reporting, and other procedures. In fulfilling their responsibilities hereunder, it is recognized that members of the Audit Committee are not full-time employees of the Company and are not, and do not represent themselves to be, accountants or auditors by profession or experts in the fields of accounting or auditing including in respect of auditor independence.

In the performance of its oversight function, the Committee has considered and discussed the audited financial statements with management and the external auditors. The Committee has also discussed with the external auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as currently in effect. Finally, the Committee has received the written statement from the external auditors required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as currently in effect, and confirmations from management with respect to non-audit services provided by the auditors, has considered whether the provision of non-audit services by the external auditors to the Company is compatible with maintaining the auditor’s independence and has discussed with the auditors the auditors’ independence.

The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence. Members of the Committee rely without independent verification on the information provided to them and on the representations made by management and the external auditors. Accordingly, the Audit Committee’s oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal control and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee’s considerations and discussions referred to above do not assure that the audit of the Company’s financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company’s auditors are in fact “independent.”

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Committee referred to above and in the Charter, the Committee recommended to the Board that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 to be filed with the Securities and Exchange Commission.

SUBMITTED BY THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS OF

CHIPMOS TECHNOLOGIES (BERMUDA) LTD.

Rong Hsu
Pierre Laflamme
Yeong-Her Wang

May 27, 2008

Compensation Committee

Antonio R. Alvarez, Pierre Laflamme and Yeong-Her Wang are currently the members of the Compensation Committee. The Compensation Committee is responsible for reviewing and recommending to the Board of Directors the compensation of all the directors and executive officers of the Company on at least an annual basis.

The Compensation Committee was established on February 28, 2001.

Compensation of Directors and Executive Officers

The aggregate compensation paid in 2007 to the directors and executive officers of the Company, including cash and share bonuses, was approximately NT$113 million (US$3 million). In 2007, the Company granted options to purchase 389,500 of the Common Shares to the directors and executive officers as set forth in the table below. These options will vest over a period of four years, with an equal proportion vesting on each of August 31, 2008, 2009, 2010 and 2011, except for certain options granted on August 31, 2007 that vested on the date of grant.

Number of Common Shares issuable upon exercise of options	Expiration date	Exercise price		Considerations paid for options granted
326,500	August 31, 2013	US$	5.3720	None
63,000	August 31, 2017	US$	5.3720	None

The Company did not set aside any money for pension, retirement or similar benefits for the directors of the Company in 2007. The Company does not provide the directors of the Company with any benefits upon termination of employment.

Nominations Committee

Yeong-Her Wang, Rong Hsu and Pierre Laflamme are currently the members of the Nominations Committee. Under the charter of the Nominations Committee adopted on August 26, 2005, the Nominations Committee:

• identifies individuals qualified to become members of the Board of Directors, selects or recommends nominees to the Board of Directors and, in the case of a vacancy of a director, recommends to the Board of Directors an individual to fill such vacancy;

• develops and recommends to the Board of Directors standards to be applied in making determinations as to the absence of material relationships between the Company and a director;

• identifies members of the Board of Directors qualified to fill vacancies on any committee thereof and recommends the appointment of the identified member(s) to the respective committee;

• assists the Company’s management in the preparation of the disclosure in the Company’s annual proxy statement regarding the operations of the nominations committee; and

• performs any other duties or responsibilities expressly delegated to the nominations committee by the Board of Directors from time to time relating to the nomination of members of the Board of Directors and any committee thereof.

The Nominations Committee was established on May 14, 2004.

Executive Officers

The following table sets out the name of each executive officer, and such person’s age and position with the Company. The business address for the executive officers of the Company is No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China.

Name	Age	Position
Shih-Jye Cheng	50	Chairman /Chief Executive Officer
Shou-Kang Chen	47	Chief Financial Officer
Adam Hsien	49	Acting President of ChipMOS TECHNOLOGIES (Shanghai) LTD.
Lafair Cho	46	President of ThaiLin Semiconductor Corp.
F.J. Tsai	50	President of ChipMOS U.S.A., Inc./ Vice President, Business Operation Management Center
Jessie Lin	43	Vice President, Quality, Reliability & Assurance Center
Joyce Chang	47	Vice President, LCDD Production Group
Michael Lee	43	Vice President, Wafer Sort Business Unit
Ivan Hsu	42	Vice President, Memory Production Group
Jesse Huang	42	Vice President, Assembly Production Group
David W. Wang	60	Vice President, Research & Strategy Development Center

Shih-Jye Cheng. See “— Proposal No. 1 Election of Director — Nominees for Election to the Board of Directors for a Three-Year Term Expiring in 2011.”

Shou-Kang Chen. See “— Proposal No. 1 Election of Director — Directors Continuing in Office.”

Adam Hsien has served as the acting president of ChipMOS TECHNOLOGIES (Shanghai) LTD. since September 2006 and vice president since July 2006. He was executive vice president of Camtech Optronics Inc. from 2004 to 2006 and the director of the bumping operation division of He Jian Technology Inc. in Suzhou from 2003 to 2004. Mr. Hsien received a bachelor’s degree in electrical engineering from Feng Chia University in Taiwan.

Lafair Cho has served as ThaiLin Semiconductor Corp.’s president since December 1, 2003 and a director since December 30, 2002. He was vice president of ThaiLin Semiconductor Corp. from February 1, 2003 to November 30, 2003. He has also served as vice president of the memory production group of ChipMOS TECHNOLOGIES INC. from July 2003 to August 2004 and as a director of ChipMOS TECHNOLOGIES INC. since October 2003. He served as a deputy assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from April 2000 to December 2001 and as an assistant vice president of the IC testing division of ChipMOS TECHNOLOGIES INC. from January 2002 to January 2003. He served as manager of production material control of Mosel Vitelic Inc. from 1993 to 1997. He holds a master’s degree in industrial management from National Cheng Kung University in Taiwan.

F.J. Tsai has served as the President of ChipMOS U.S.A., Inc. since January 2008 and ChipMOS TECHNOLOGIES INC.’s vice president of business operation management since November 2005. From 2003 to 2005, he served as the president of CHANTEK ELECTRONIC CO., LTD. He also served as an assistant vice president of the strategy development center of ChipMOS TECHNOLOGIES INC. from 1998 to 2003. He received a master’s degree in business administration from National Sun Yat-Sen University in Taiwan.

Jessie Lin has served as ChipMOS TECHNOLOGIES INC.’s vice president of quality, reliability and assurance center since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and deputy assistant vice president of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Lin received a master’s degree in industrial engineering from Chung Yuan Christian University in Taiwan.

Joyce Chang has served as ChipMOS TECHNOLOGIES INC.’s vice president of LCD Driver production group since June 2004. She was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2002 to 2004 and manager of ChipMOS TECHNOLOGIES INC. from 2000 to 2002. Ms. Chang received a bachelor’s degree from Chung Yuan Christian University in Taiwan.

Michael Lee has served as ChipMOS TECHNOLOGIES INC.’s vice president of wafer sort business unit since June 2004. He was assistant vice president of ChipMOS TECHNOLOGIES INC. from 2003 to 2004 and assistant vice president of King Yuan ELECTRONIC CO., LTD. from 2000 to 2003. Mr. Lee received a master’s degree from National Chiao Tung University in Taiwan.

Ivan Hsu has served as ChipMOS TECHNOLOGIES INC.’s vice president of memory production group since December 2004. He was ChipMOS TECHNOLOGIES INC.’s assistant vice president from 2003 to 2004 and deputy assistant vice president from 2002 to 2003. Mr. Hsu received a bachelor’s degree from Feng Chia University in Taiwan.

Jesse Huang has served as ChipMOS TECHNOLOGIES INC.’s vice president of assembly production group since April 2007. He was the assistant vice president of assembly engineering division formerly. He received a bachelor’s degree in Physics from Soochow University in Taiwan.

David W. Wang joined ChipMOS TECHNOLOGIES INC. as vice president of research and strategy development in 2007. Prior to joining ChipMOS TECHNOLOGIES INC., he served as the president of Fibera, Inc. from 2001 to 2007. Mr. Wang also served as a senior director of Lam Research Corporation in charge of product introduction and regional support teams of its etch group from 1996 to 2001. Mr. Wang also served in the microelectronics division of IBM as a manager in the packaging engineering, materials and process development and marketing departments. He holds a Ph.D. degree from the University of Michigan and is a member of Phi Lambda Upsilon.

Major Shareholders

The following table sets out certain information as of March 31, 2008 regarding the ownership of the Common Shares by (1) each person known to the Company to be the owner of more than five percent of the outstanding Common Shares and (2) the total amount owned by the directors and executive officers of the Company as a group.

Identity of person or group	Number of shares owned	Percent Owned
Siliconware Precision Industries Co., Ltd(1).	12,174,998	14.5%
Mosel Vitelic Inc.(2)(3)	11,194,644	13.4
Highbridge International LLC(4)	10,669,254	12.7
Trivium Capital Management, LLC(5)	9,618,815	11.5
Directors and executive officers, as a group(6)	1,063,117	1.3

(1)	Siliconware Precision Industries Co., Ltd completed a share purchase and subscription transaction with ChipMOS TECHNOLOGIES INC. and the Company on March 27, 2007, pursuant to which the Company and ChipMOS TECHNOLOGIES INC. purchased all of Siliconware Precision Co., Ltd’s equity interest in ChipMOS TECHNOLOGIES INC., and Siliconware Precision Industries Co., Ltd. subscribed for 12,174,998 of the Common Shares through a private placement. For more information, please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 under “Item 4. Information on the Company—Our Structure and History—ChipMOS TECHNOLOGIES INC.”
(2)	Mosel Vitelic Inc. owned 10,850,052 Common Shares indirectly through Giant Haven Investments Limited, and 344,592 Common Shares indirectly through Mou-Fu Investment Ltd. Mosel Vitelic Inc. is a public company listed on the Taiwan Stock Exchange whose largest known shareholder owned less than 4.3% of its outstanding shares as of April 21, 2008.
(3)	Excludes Common Shares owned by PacMOS Technologies Holdings Limited that may be beneficially owned by Mosel Vitelic Inc.

(4)	Highbridge International LLC beneficially owned the 1.75% convertible notes due 2009 issued by the Company (the “2004 Notes”) and the 3.375% convertible notes due 2011 issued by the Company (the “2006 Notes”), which are convertible into an aggregate of 10,669,254 of the Common Shares at a conversion price of US$6.28 and US$6.85, respectively, as of December 31, 2007, according to the Schedule 13G/A filed by Highbridge International LLC, Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca on December 31, 2007. As of March 31, 2008, none of the 2004 Notes and 2006 Notes beneficially owned by Highbridge International LLC had been converted into the Common Shares.
(5)	According to the Schedule 13G/A filed jointly by Trivium Capital Management, LLC (“Trivium Capital”) and Trivium Offshore Fund, Ltd. on February 15, 2008, Trivium Capital beneficially owned 9,618,815 of the Common Shares as of December 31, 2007.
(6)	Excludes Mosel’s beneficial ownership of the Common Shares which may be considered to be beneficially held by some of the Company’s directors or executive officers. Includes Common Shares held by certain family members of certain directors.

As of March 31, 2008, approximately 59% of the Common Shares were held of record by shareholders located in the United States. All holders of the Common Shares have the same voting rights with respect to their shares.

Proposal No. 2. Reappointment of Independent Auditors

The Company is submitting a proposal to have Moore Stephens, Hong Kong reappointed as the independent auditors of the Company for shareholder approval at the Annual General Meeting as required by Bermuda law and proposing that the Board of Directors be authorized to determine their remuneration.

A representative of Moore Stephens, Hong Kong, will be present at the Annual General Meeting and will be available to respond to appropriate questions from shareholders.

If the appointment of Moore Stephens, Hong Kong, is not approved by the shareholders, Moore Stephens, Hong Kong, as the independent auditor of the Company prior to the Annual General Meeting, will nevertheless remain the independent auditor of the Company until another independent auditor is appointed by the shareholders or until they resign from such position.

Audit Fees

The table below summarizes the aggregate fees that the Company paid or accrued for services provided by Moore Stephens, Hong Kong for the years ended December 31, 2006 and 2007.

	2006		2007
	(In thousands)
Audit Fees	NT$	7,202	NT$	10,604
Audit Related Fees		3,259		195
Tax Fees		—		—
All Other Fees		—		—

Total	NT$	10,461	NT$	10,799

Audit Fees. This category includes the audit of the annual financial statements of the Company and services that are normally provided by the independent auditors in connection with statutory and regulatory filings or engagements for those fiscal years. For 2006, this category primarily includes the review of the financial statements of the Company contained in the offering memorandum used in connection with the offering of the 2006 Notes and the audit of the Company’s financial statements contained in the Annual Report of the Company on Form 20-F. For 2007, this category primarily includes the audit of the Company’s financial statements and the Company’s internal control over financial reporting contained in the Annual Report on Form 20-F.

Audit-Related Fees. This category includes fees reasonably related to the performance of the audit or review of the financial statements of the Company and not included in the category of Audit Fees (described above). For 2006, this category primarily included the review of the effectiveness of the internal control over financial reporting of the Company.

All non-audit services are pre-approved by the Audit Committee on a case-by-case basis. Accordingly, the Company has not established any pre-approval policies and procedures.

All audit services that Moore Stephens, Hong Kong was engaged to carry out after May 6, 2003, the effective date of revised Rule 2-01(c) (7) of Regulation S-X entitled “Audit Committee Administration of the Engagement” on strengthening requirements regarding auditor independence, were pre-approved by the Audit Committee.

The Board of Directors recommends a vote FOR the appointment of Moore Stephens, Hong Kong, as the independent auditors of the Company to hold office until the next annual general meeting and authorize the Board to determine their remuneration.

Proposal No. 3. Amendments to the Bye-Laws

Introduction

In December 31, 2006, the Bermuda Companies Act 1981 was amended to, for the first time, permit a company to acquire and hold in treasury its own shares, if the company’s Memorandum of Association or Bye-Laws authorize so. The Board of Directors believes it is in the best interests of the Company to amend its Bye-Laws to authorize the Board of Directors to hold in treasury its own shares, subject to applicable Bermuda Laws.

The Company is submitting a proposal to amend its Bye-Laws to (i) authorize the Company to hold in treasury its own shares; (ii) clarify certain procedures for the meeting of the Board of Directors and a committee of the Board of Directors; and (iii) authorize the Company to deliver notice to shareholders by notifying the shareholders of and referring to publishing electronic records on a website on the Internet. Set forth are the proposed amendments with respect to these matters.

Proposed Amendments

Amendment to Bye-Law 1(1)

By inserting the following new definition in the existing Bye-Law 1(1) immediately after the definition of “Security Seal”:

““share” means a share of the Company and includes a fraction of a share;”

Amendment to Bye-Law 4(2)

By deleting the text of existing Bye-Law 4(2) in its entirety and replacing it with the following:

“The Board may, at its discretion and without the sanction of a Resolution, authorise the acquisition by the Company of its own shares for cash or other consideration, to be held as treasury shares, upon such terms as the Board may in its discretion determine, PROVIDED ALWAYS that such acquisition is effected in accordance with the provisions of the Companies Acts. The Company shall be entered in the Register as a Shareholder in respect of the shares held by the Company as treasury shares and shall be a Shareholder of the Company but subject always to the provisions of the Companies Acts and, for the avoidance of doubt, the Company shall not exercise any rights in respect of such shares, save as expressly provided for in the Companies Act.”

Insertion of new Bye-Law 7A

By inserting the following new Bye-Law 7A immediately after the existing Bye-Law 7:

“Subject to the provisions of these Bye-Laws, any shares of the Company held by the Company as treasury shares shall be at the disposal of the Board, which may hold all or any of the shares, dispose of or transfer all or any of the shares for cash or other consideration, or cancel all or any of the shares.”

Amendment to Bye-Law 31

By inserting the following sentence to the end of the existing Bye-Law 31:

“No such instrument shall be required on the redemption of a share or on the purchase by the Company of a share.”

Amendment to Bye-Law 98

By inserting the following words at the end of the existing Bye-Law 98:

“Such a meeting shall be deemed to take place where the chairman of the meeting then is.”

Amendment to Bye-Law 120

By deleting the text of existing Bye-Law 120 in its entirety and replacing it with the following:

“Subject to Bye-Law 121 and to the extent permitted by the Companies Act, any notice or other document (including but not limited to a share certificate, any notice of a general meeting of the Company, any instrument of proxy and any document to be sent in accordance with Bye-Law 118) may be sent to, served on or delivered to any Shareholder and each person entitled thereto by the Company:

120.1	personally;

120.2	by sending it through the post (by airmail where applicable) in a pre-paid letter addressed to such Shareholder at his address as appearing in the Register;

120.3	by sending it by courier to or leaving it at the Shareholder’s address appearing in the Register;

120.4	by, where applicable, sending it by email or facsimile or other mode of representing or reproducing words in a legible and non-transitory form or by sending an electronic record of it by electronic means, in each case to an address or number provided by such Shareholder for the purposes of communication in such manner; or

120.5	by publication of an electronic record of it on a website on the internet and notification of such publication (which shall include the address of the website and how the document may be accessed on the website) by any of the methods set out in paragraphs 120.1, 120.2, 120.3 and 120.4 of this Bye-Law in accordance with the Companies Act.

In the case of joint holders of a share, service or delivery of any notice or other document on or to one of the joint holders shall for all purposes be deemed as sufficient service on or delivery to all the joint holders.”

Amendment to Bye-Law 121

By deleting the existing text of Bye-Law 121 in its entirety and replacing it with the following:

“Any notice or other document shall be deemed to have been served on or delivered to any Shareholder by the Company

121.1	if sent by personal delivery, at the time of delivery;

121.2	if sent by post, forty-eight (48) hours after it is put in the post;

121.3	if sent by courier or facsimile, twenty-four (24) hours after sending;

121.4	if sent by email or other mode of representing or reproducing words in a legible and non-transitory form or as an electronic record by electronic means, twelve (12) hours after sending; or

121.5	if published as an electronic record on a website on the internet, at the time that the notification of such publication shall be deemed to have been delivered to such Shareholder,

and where more than one mode of service, whichever is the earliest. In proving such service or delivery, it shall be sufficient to prove that the notice or document was properly addressed and stamped and put in the post, published on a website in accordance with the Companies Acts and the provisions of these Bye-Laws, or sent by courier, facsimile, email or as an electronic record by electronic means, as the case may be, in accordance with these Bye-Laws.

Each Shareholder and each person becoming a Shareholder subsequent to the adoption of these Bye-laws, by virtue of its holding or its acquisition and continued holding of a share, as applicable, shall be deemed to have acknowledged and agreed that any notice or other document (excluding a share certificate) may be provided by the Company by way of accessing them on a website instead of being provided by other means.”

The Board of Directors recommends a vote FOR the amendments to the Bye-Laws.

OTHER MATTERS

Other Matters

At the date hereof, there are no other matters that the Board of Directors intends to present, or has reason to believe others will present, at the Annual General Meeting. If other matters properly come before the Annual General Meeting, the persons named in the accompanying form of proxy card will vote in accordance with their best judgment with respect to such matters.

2009 Annual General Meeting

The Company hereby notifies its shareholders that the annual general meeting for 2009 will be held on the last Friday in August that is a business day in New York, Taipei and Bermuda, unless otherwise determined by the Board of Directors.

Shareholder Proposals for 2009 Annual General Meeting

As a foreign private issuer, the Company is not subject to Regulation 14A under the U.S. Securities Exchange Act of 1934, including Rule 14a-8 thereunder. As a result, any shareholder wishing to present proposals for inclusion in the proxy materials to be distributed by the Company in connection with the 2008 Annual General Meeting must comply with the provisions of the Company’s Bye-Law 46 and applicable Bermuda law.

In accordance with the Company’s Bye-Law 46, in order to be properly brought before the 2009 Annual General Meeting, a shareholder or shareholders qualified to propose a matter must deliver a notice of the matter the shareholder wishes to present to the Secretary of the Company at No. 1, R&D Road 1, Hsinchu Science Park, Hsinchu, Taiwan, Republic of China, not less than 75 nor more than 90 days prior to the date of the 2009 Annual General Meeting; provided, however, that if the date of the 2009 Annual General Meeting is first publicly announced or disclosed (in a public filing or otherwise) less than 85 days prior to the date of the 2009 Annual General Meeting, such advance notice shall be given not more than ten days after such date is first so announced or disclosed. Any shareholder who gives notice of any proposal shall deliver the proposal to the Secretary of the Company with a brief statement in writing of the reasons why he or she favors the proposal. Information as to such shareholder’s name and address, the number of Common Shares beneficially owned by such shareholder and any material interest of such shareholder in the proposal (other than as a shareholder) shall also be provided. Any shareholder who wishes to nominate a person to be elected as a director shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of Common Shares beneficially owned by such person, such person’s signed consent to serve as a director if elected, such shareholder’s name and address and the number of Common Shares beneficially owned by such shareholder.

The Companies Act 1981 of Bermuda provides that the Company, on the requisition in writing of shareholders of record representing either: (a) five percent of the total voting rights of all shareholders eligible at the date of the requisition to vote at the general meeting of the Company, or (b) not less than one hundred registered shareholders, is required to give to shareholders of the Company entitled to receive notice of the next annual general meeting any resolution which may be properly moved at that meeting; and/or circulate to shareholders of the Company entitled to have notice of any general meeting, a statement with respect to any matter referred to in a proposed resolution at that meeting. The requisition must be signed by the requisitionists and must be deposited at the registered office of the Company, in the case of requisition requiring notice of resolution, at least six weeks before the annual general meeting; and in the case of any other requisition, not less than one week prior to the meeting. In each case, the shareholders proposing the requisition must deposit with the Company funds reasonably sufficient to meet the Company’s expenses.

By Order of the Board of Directors,

Yu-Chiao Su
Secretary

Hsinchu, Taiwan

Dated: July 14, 2008

Exhibit 1.3

Dear Shareholders,

Despite the significant downturn in the semiconductor industry in 2007, we generated the highest net revenue and net income in our history. Our net revenue was US$728 million in 2007, representing a 16% increase from US$628 million in 2006. Our net income under ROC GAAP increased from US$65 million (US$0.95 per basic common share) in 2006 to US$68 million (US$0.85 per basic common share) in 2007. Our gross margin was down from 30% in 2006 to 26% in 2007. The decline in gross margin was primarily due to a decrease in capacity utilization rate and the decline in average selling prices for both DRAM and LCD driver back-end services.

The oversupply of DRAM products in the second half of 2007 resulted in significant reductions in the price of DRAM products, which in turn drove down the average prices for our testing and assembly services for DRAM products. Our DRAM back-end average selling prices declined approximately 15% to 20% in 2007. However, net revenue from DRAM testing and assembly services grew by 7% in 2007 compared to 2006 due to strong demand in unit volume. Net revenue from our LCD and other flat-panel display driver semiconductor testing and assembly services business decreased by 10% in 2007 compared to 2006, primarily as a result of the weak demand for LCD and other flat-panel display products in 2007, which in turn led to decreased capacity utilization rates as well as decreased average selling prices for our services. In 2007, net revenue derived from flash testing and assembly services totaled US$172 million, representing a 79% growth compared to US$96 million in 2006. Net revenue from flash business grew significantly mainly because our business under long-term agreements with our strategic NOR flash customers ramped up, and we successfully developed business with certain new customers located in Taiwan and other countries. In 2007, net revenue derived from flash testing and assembly services accounted for approximately 24% of our total net revenue, and we currently plan to increase net revenue from flash business to approximately 30% of our total net revenue in 2008 and maintain such percentage going forward to diversify our product mix.

In 2007, our capital expenditures reduced by US$297 million from US$485 million in 2006 to US$188 million in 2007, and generated free cash flow of approximately US$105 million. The improved cash flow made our net debt to equity ratio reduced significantly from approximately 81% as of December 31, 2006 to approximately 72% as of December 31, 2007.

To streamline the ownership structure of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”) and to maximize return on investment for our shareholders, we purchased all equity interest in ChipMOS Taiwan not owned by us through a share purchase and subscription transaction with ChipMOS Taiwan and Siliconware Precision Industries Co., Ltd. in March 2007 and a share exchange transaction with ChipMOS Taiwan in September 2007. With improving fundamentals quarter over quarter, we believe it will gradually support our valuation and make our market cap more in-line with our performance.

Looking into to 2008, we experienced cyclical downturn in the end-markets of both DRAM and LCD driver products in the fist half of 2008. The market visibility for DRAM products remains limited. However, with the introduction of new 1Gbit DDR II products by some of our customers in May and June 2008, we currently expect that the back-end demand for DRAM products, particularly for testing services, may gradually come back in the second half of 2008. The LCD driver business recovered moderately in the second quarter of 2008 compared to the first quarter of 2008 mainly due to higher demands for LCD and other flat panels. We have seen the sign of LCD driver business recovery in the second quarter. Based on the increasing driver IC demand in the second quarter of 2008 and customer forecasts, we currently expect a 10% or more increase in the sales volume of our LCD driver business in 2008 compared to 2007. In addition, we continue to benefit from certain long-term agreements with our NOR wafer test customers, which enable us to maintain higher capacity utilization rate for and more steady revenue from NOR wafer test business compared to other products. Net revenue generated from flash testing and assembly services accounted for approximately 32% of our total net revenue in the first quarter of 2008. We currently expect our revenue from flash business to remain stable as a percentage of our total revenue in the second quarter of 2008 and going forward, based on good business developments with Taiwan and US customers.

We intend to remain conservative with capital expenditures in 2008 and focus on equipment upgrade and capacity maintenance rather than capacity expansion. With US$34 million of capex, we generated US$21 million of free cash flow in the first quarter. This proceed was used to reduce our debt level and bring down our net debt to equity ratio from 72% in Q4 07 to 70% in Q1 08. We will continue to strengthen our financial structure quarter over quarter and get us ready for the next industry recovery.

On behalf of the Board of Directors, we would like to extend our sincere appreciation to our shareholders, employees, customers and business associates for their continued support over the years.

Sincerely

Shih-Jye Cheng

Chairman